May 1, 2015

Tia L. Jenkins

Senior Assistant Chief Accountant

United States Securities and Exchange Commission

100 F. Street, NE

Washington, D.C. 20549

Re:	Your Letter dated April 21, 2015 (the “Comment Letter”) Regarding

Herbalife Ltd. (File No. 001-32381)’s Form 10-K for Fiscal Year

Ended December 31, 2014 Filed February 26, 2015, Definitive Proxy

Statement on Schedule 14A Filed on March 10, 2015 and Response

Letter Dated February 12, 2015

Dear Ms. Jenkins:

Herbalife Ltd. (the “Company”, “we” or “our”) takes very seriously its responsibilities regarding the accuracy and completeness of the disclosures contained in its public filings. The Company appreciates the Staff’s comments as well as the opportunity the review process provides to improve the content of the Company’s public filings.

We confirm that we are responsible for the adequacy and accuracy of the disclosures in our filings. Furthermore, we acknowledge that (i) neither Staff comments nor changes in disclosure in response to Staff comments foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filing and (ii) we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

For ease of reference, the headings and paragraphs below correspond to the headings and comments in the Comment Letter, with the Staff’s comments presented in bold italicized text. In response to the Comment Letter the Company offers the following responses:

Form 10-K for the Fiscal Year Ended December 31, 2014

Business, page 4

Our Network Marketing Program, page 12

1.	We note the statement on page 12 that you entered into an agreement with your Members that no material changes adverse to the Members will be made to aspects of your marketing plan without their consent as well as the statement on page 26 that you will not change certain aspects of your marketing plan without the consent of a specified percentage of your Members. However, we also note the statement in your earnings call for the third quarter of fiscal 2014 that your Member leadership recently voted on several updates to the marketing plan. Where appropriate, please revise your disclosure to reconcile these statements and clarify the role that senior Member leadership plays in making changes to the marketing plan. Please provide us with your proposed disclosures.

Company Response:

We acknowledge the Staff’s comment, and in response thereto, note that the agreement with our Members referenced in the cited disclosure, which is incorporated by reference as Exhibit 10.6 to our 2014 Annual Report on Form 10-K, provides that we will not make material changes to certain aspects of our marketing plan which are adverse to Members without the approval of a specified percentage of Members who have achieved a certain level of President’s Team status. At times, including on the referenced earnings call, we have referred to this group of Members as our “Member Leadership.” To help investors better understand this concept, we propose to expand and conform the referenced disclosures in future filings, as set forth below (responsive text marked as bold, underlined; deleted text marked as strikethrough):

Page 12 Disclosure:

On July 18, 2002, we entered into an agreement with our Members that provides that we will not make any~~no~~ material changes adverse to ~~the~~our Members ~~will be made~~ to certain aspects of our marketing plan without the affirmative vote of a specified percentage of our Member leadership~~their consent~~ and that we will continue to distribute Herbalife products exclusively through our Members. We believe that this agreement has strengthened our relationship with our existing Members, improved our ability to recruit new Members and generally increased the long-term stability of our business.

Page 26 Disclosure:

In addition, this agreement with our Members provides that we will not make any material changes adverse to our Members to certain aspects of our marketing plan without the ~~consent~~affirmative vote of a specified percentage of our Members leadership. For example, our agreement with our Members provides that we may increase, but not decrease, the discount percentages available to our Members for the purchase of products or the applicable royalty override percentages, and production and other bonus percentages available to our Members at various qualification levels within our Member hierarchy. We may not modify the eligibility or qualification criteria for these discounts, royalty overrides and production and other bonuses unless we do so in a manner to make eligibility and/or qualification easier than under the applicable criteria in effect as of the date of the agreement. Our agreement with our Members further provides that we may not vary the criteria for qualification for each Member tier within our Member hierarchy, unless we do so in such a way so as to make qualification easier.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 42

Results of Operations, page 48

Financial Results for the year ended December 31, 2014 compared to the year ended December 31, 2013, page 49

2.

You disclose on page 49 that net sales fluctuations are primarily the result of changes in volume, changes in prices, and/or changes in foreign currency translation rates. You disclose the impact of foreign currency translation rates on changes in your net sales between periods in various geographic regions. In future filings, please quantify the incremental impact that

(a) changes in volume, (b) changes in prices and (c) changes in foreign currency translation rates had on the overall change between periods in consolidated net sales and the net sales of each reporting segment. Please provide us with your proposed disclosures. For further guidance, refer to Item 303 of Regulation S-K, SEC Release No. 33-8350 and FRR 501.04.

Company Response:

We acknowledge the Staff’s comment, and in response thereto, will expand the referenced disclosure in future filings as requested. Set forth below is our proposed responsive disclosure that we intend to include in our Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2015 (responsive text marked as bold, underlined):

Summary Financial Results

Net sales for the three months ended March 31, 2015 decreased X% to $X million as compared to $X million for the same period in 2014. In local currency, including the remeasurement impact of Venezuela’s Bolivar denominated net sales, net sales for the three months ended March 31, 2015 increased X% as compared to the same period in 2014; excluding the remeasurement impact of Venezuela’s Bolivar denominated net sales, net sales in local currency for the three months ended March 31, 2015 were X as compared to the same period in 2014. The decrease in net sales of X% period-over-period was primarily the result of the effect of the strong U.S. Dollar and the resulting fluctuation in foreign currency rates and a decline in sales volume, as measured by a decrease in Volume Points, which reduced net sales by approximately X% and X%, respectively. These reductions were partially offset by the impact of price increases during the last nine months of 2014 and the first quarter of 2015 and a favorable change in country sales mix resulting from a greater percentage of our sales volume coming from markets with higher prices, which contributed approximately X% and X% to net sales growth, respectively.

Net Sales by Reporting Segment

The Primary Reporting Segment reported net sales of $X million for the three months ended March 31, 2015, representing a decrease of $X million, or X%, for the three months ended March 31, 2015, as compared to the same period in 2014. In local currency, including the remeasurement impact of Venezuela’s Bolivar denominated net sales, net sales for the three months ended March 31, 2015 increased X% as compared to the same period in 2014 for the Primary Reporting Segment; excluding the remeasurement impact of Venezuela’s Bolivar denominated net sales, net sales in local currency for the three months ended March 31, 2015 decreased X% as compared to the same period in 2014 for the Primary Reporting Segment. The X% period-over-period decrease in net sales for the Primary Reporting Segment was primarily the result of the effect of the strong U.S. Dollar and the resulting impact of fluctuations in foreign currency rates and a decline in sales volume, as measured by a decrease in Volume Points, which reduced net sales by approximately X% and X%, respectively. These reductions to net sales were partially offset by price increases during the last nine months of 2014 and first quarter of 2015 which contributed approximately X% to net sales.

China reported net sales of $X million for the three months ended March 31, 2015, representing an increase of $X million, or X%, for the three months ended March 31, 2015, as compared to the same period in 2014. In local currency net sales for three months ended March 31, 2015 increased X% as compared to the same period in 2014 for China. The X% increase in China net sales was driven primarily by an increase in sales volume, as measured by an increase in Volume Points, which increased net sales by approximately X% period-over-

period, but was partially offset by the impact of fluctuations in foreign currency exchange rate, which decreased net sales by X%.

Sales by Geographic Region, page 51

3.	We note your revised trend disclosure and response to comment 2. In particular, we note that changes in net sales in various regions were primarily attributed to marketing plan changes. Please revise to disclose the particular changes in your marketing plan which drove net sales and how such changes drove your sales results in each region as well as the timeframe in which the marketing plan changes became effective in the various regions. Please provide us with your proposed disclosures.

Company Response:

We acknowledge the Staff’s comment, and in response thereto, will expand the referenced disclosures in future filings as requested. Set forth below is our proposed responsive disclosure that we intend to include in our Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2015 (responsive text marked as bold, underlined). We also intend to include appropriate cross-references to this disclosure in other region specific discussions of net sales.

North America

The North America region reported net sales of $X million for the three months ended March 31, 2015. Net sales decreased $X million, or X%, for the three months ended March 31, 2015, as compared to the same period in 2014. In local currency, net sales decreased X% for the three months ended March 31, 2015, as compared to the same period in 2014. The decrease in net sales in the region for the three months ended March 31, 2015, as compared to the same period in 2014, was a result of net sales decrease in the U.S. of $X million, or X%. Product prices in the US were increased X% in March 2014.

We believe the net sales decline for the quarter, after increases in net sales for the comparable periods in recent years, is a result of Members adapting to certain revisions to our operations and marketing plan designed to improve the training and retention of sales leaders. While most Members are not sales leaders, those wishing to become sales leaders have three qualification methods to do so. Prior to 2009, there was only the one-month sales leader qualification method or the two-month sales leader qualification method. However, in 2009 we revised our marketing plan to enable Members to also qualify for sales leader status over a 12-month period. Since implementation in 2009, sales leaders who utilized the 12-month sales leader qualification method have performed better in terms of activity and retention rates. To further promote the 12-month sales leader qualification method, in the third quarter of 2014 we announced the implementation, effective February 2015, of a first-order limit for new Members and in November 2014, we reduced the number of Volume Points required to be accumulated over the 12-month period from 5,000 to 4,000. See Item 1, “Business—Our Strategies—Improve the Sustainability of Members’ Businesses” in the 2014 10-K for additional information. We believe that the changes, while good for our business in the long-term, take time and create distraction which has slowed our sales in North America while the market adapts to the changes. Additionally, the changes also lead to a temporary slowdown in sales because some sales that previously would have taken place over a shorter 1-2 month period are deferred up to 12 months or longer as a Member works towards possible sales leader qualification.

We also believe our new certification of understanding requirements, a key training point for new Members, implemented in North America in 2014, has negatively impacted net sales in the short term as Members adapt to the new requirement. Under this requirement, all new Members must certify they have been trained and understand our standards or their buying privileges are suspended.

Mexico

The Mexico region reported net sales of $X million for the three months ended March 31, 2015. Net sales for the three months ended March 31, 2015 decreased $X million, or X%, as compared to the same period in 2014. In local currency, net sales for the three months ended March 31, 2015 decreased X%, as compared to the same period in 2014. The fluctuation of foreign currency rates had an unfavorable impact of $X million on net sales for the three months ended March 31, 2015. Mexico had price increases accumulating to approximately X% to X% in 2014, inclusive of price increases to recover new excise taxes imposed on certain products.

Mexico net sales have decreased, after increases for the comparable quarters in recent years, primarily as a result of Members adjusting to certain revisions to our operations and marketing plan designed to improve the training and retention of sales leaders, such as a shift in emphasis to the longer-term qualification method described above for the North America region, which was also implemented in Mexico in 2009, and which we believe has had a similar effect on the long-term net sales trend in Mexico. We have also implemented rules that require Members attempting to qualify for sales leader status to purchase directly from Herbalife rather than from their sponsor Member (these transactions with the sponsor Member are known as “field sales”). With our investment in product access points in Mexico over the past few years, field sales are no longer necessary for geographic reach within the country. Therefore, in the third quarter of 2014 we announced that, effective February 2015, field sales would no longer count towards Sales Leader qualification. Field sales were particularly common in Mexico and this change has had a significant and adverse impact on sales in Mexico as Members revise their operations and purchasing habits accordingly.

Contribution Margin by Reporting Segment, page 50 and Gross Profit, page 55

4.	In future filings, please revise your discussions of contribution margin for each reporting segment and your discussions of gross profit to quantify the incremental impact of changes in foreign currency translation rates, changes in volume, changes in prices and any other material factor(s) identified. Please provide us with your proposed disclosures.

Company Response:

We acknowledge the Staff’s comment, and in response thereto, will expand the referenced disclosures in future filings as requested. Set forth below is our proposed responsive disclosure that we intend to include in our Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2015(responsive text marked as bold, underlined):

Contribution Margin by Reporting Segment

As discussed above under “Presentation,” contribution margin consists of net sales less cost of sales and royalty overrides.

The Primary Reporting Segment reported contribution margin of $X million or X% of net sales for the three months ended March 31, 2015, representing a decrease of $X million, or X%, for the three months ended March 31, 2015, as compared to the same period in 2014. The X% decrease was primarily the result of fluctuations in the foreign currency rates and declines in volume, as measured by a decrease in Volume Points, which reduced contribution margin by approximately X% and X%, respectively, partially offset by the favorable impact of price increases and change in country mix, which increased contribution margin by approximately X% and X%, respectively.

China reported a contribution margin of $X million for the three months ended March 31, 2015, representing an increase of $X million, or X%, for the three months ended March 31, 2015, as compared to the same period in 2014. The X% increase was primarily the result of a volume increase, as measured by an increase in Volume Points, which increased contribution margin by approximately X%, but was partially offset by a X% unfavorable impact related to fluctuations in the foreign currency rate.

Gross Profit

Gross profit was $X million for the three months ended March 31, 2015, as compared to $X million for the same period in 2014 representing a decrease of $X million or X%. As a percentage of net sales, gross profit for the three months ended March 31, 2015 increased to X% as compared to X% for the same period in 2014. The X basis point net increase included the favorable impact of retail price increases of X basis points primarily related to the price increases in Venezuela, lower inventory write-downs of X basis points and country mix of X basis points, partially offset by the unfavorable impact of foreign currency fluctuations of X basis points primarily related to the currency devaluation in Venezuela. Generally, the gross profit as percentage of net sales may vary from period to period due to the impact from foreign currency fluctuations, changes in country mix as volume changes among countries with varying margins, retail price increases, cost savings through sourcing optimization and self-manufacturing, and inventory write-downs.

Definitive Proxy Statement on Schedule 14A filed March 10, 2015

Director Qualifications, page 11

5.	We note your response to comment 8 from our letter dated December 2, 2014 and the statement that your investigation of the matters was ongoing. Please provide an updated response as of the most recent practicable date regarding your findings and whether you believe disclosure is required under Item 401(f)(2).

Company Response:

We acknowledge the Staff’s comment, and in response thereto, note that there have been no material developments since December 2, 2014. No new information has come to our attention that changes the facts that we summarized to you in our prior response and, while we did ultimately receive a copy of the criminal complaint, it merely incorporates the allegations set forth in the civil complaint. Mr. Cardoso has not been served with the criminal complaint and we have been advised by our Brazilian counsel that the statute of limitations will also expire at year end. Based on the foregoing and the facts of which we are currently aware and were summarized in our prior response, we do not believe that the circumstances are “material to an evaluation of the ability or integrity” of Mr. Cardoso requiring disclosure under Item 401(f)(2) of Regulation S-K.

* * * * *

We trust this response has addressed the Staff’s questions relating to the Comment Letter. Should you have additional questions regarding the information contained herein, we would be pleased to discuss them with you.

Very truly yours,

HERBALIFE LTD.

By:	/s/ Bosco Chiu
Bosco Chiu
Senior Vice President
Principal Accounting Officer

cc:	Michael O. Johnson, Chief Executive Officer & Chairman

John G. DeSimone, Chief Financial Officer

Mark Friedman, General Counsel & Corporate Secretary

Brian Lane, Partner, Gibson, Dunn & Crutcher, LLP

Shaun Matthews, Audit Partner, PwC